Exhibit 99

May 21, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure

We wish to inform you that HDFC Bank Limited (the “Bank”) has executed documentation on May 17, 2024 with The Clearing Corporation India Limited (“CCIL”) along with 7 other shareholders in relation to an investment in the equity shares of a proposed subsidiary of CCIL which is yet to be incorporated (“New Co.”) in International Financial Services Centre (“IFSC”) within the Gujarat International Finance Tec-City (“GIFT City”).

The Bank has agreed for subscribing for equity shares of face value of Rs. 10 each fully paid up, to be issued and allotted by New Co. for a consideration aggregating up to Rs. 12,25,00,000 (Rupees Twelve Crores Twenty-Five Lakhs only) over two or more tranches. As part of the proposed transaction, the Bank will become one of the initial subscribers to the Memorandum and Articles of Association of New Co. by subscribing to 61,25,000 equity shares of face value Rs. 10 each fully paid up for a consideration of Rs. 10 per equity share aggregating to Rs. 6,12,50,000 (Rupees Six Crores Twelve Lakhs Fifty Thousand only). The proposed investment in New Co. is subject to regulatory approval, if any.

a.	Name of the target entity, details in brief as size, turnover etc.	Target entity (“New Co.”) is proposed to be established by The Clearing Corporation of India Limited (as its subsidiary) and 7 other banks to initially provide Foreign Currency Settlement System at GIFT City -IFSC, to be authorised as a Payment System under the Payment and Settlement Systems Act, 2007 and may further provide the services as provided by CCIL or its subsidiaries, and such other services as may be permissible under applicable laws within the GIFT City-IFSC.
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

This transaction does not constitute a related party transaction.

The Bank and/or its subsidiaries in the ordinary course of business may have business relationship in future with New Co. at an arm’s length.

c.	Industry to which the entity being acquired belongs	New Co. is proposed to be established by The Clearing Corporation of India Limited (as its subsidiary) and 7 other banks to initially provide Foreign Currency Settlement System at GIFT City -IFSC, to be authorised as a Payment System under the Payment and Settlement Systems Act, 2007 and may further provide the services as provided by CCIL or its subsidiaries, and such other services as may be permissible under applicable laws within the GIFT City-IFSC.

d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Equity ownership of an entity which intends to promote the business of clearing and settlement of transactions in foreign exchange, foreign currencies and foreign securities of all kinds in GIFT City-IFSC.
e.	Brief details of any governmental or regulatory approvals required for the acquisition	International Financial Services Centres Authority, if required.
f.	Indicative time period for completion of the acquisition	Within 365 days from documentation dated May17th, 2024.
g.	Nature of consideration – whether cash consideration or share swap and details of the same	Total cash consideration of up to Rs. 12,25,00,000 (Rupees Twelve Crores Twenty-Five Lakhs only) over two or more tranches, of which first tranche of investment is Rs. 6,12,50,000 (Rupees Six Crores Twelve Lakhs Fifty Thousand only).
h.	Cost of acquisition or the price at which the shares are acquired	Rs. 10 per equity share of New Co. for the first tranche investment of 61,25,000 equity shares aggregating to Rs. 6,12,50,000 (Rupees Six Crores Twelve Lakhs Fifty Thousand only).
i.	Percentage of shareholding / control acquired and / or number of shares acquired	Upon the first tranche investment, Bank will hold 6.125% of the equity share capital of New Co., by way of subscription to 61,25,000 equity shares of face value of Rs. 10 each fully paid up.
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

New Co. is proposed to be incorporated as a subsidiary of CCIL in the International Financial Services Centre (“IFSC”) within the Gujarat International Finance Tec-City (“GIFT City”).

New Co. expected to initially provide Foreign Currency Settlement System at GIFT City-IFSC, to be authorised as a Payment System under the Payment and Settlement Systems Act, 2007 and may further provide the services as provided by CCIL or its subsidiaries, and such other services as may be permissible under applicable laws within the GIFT City-IFSC.

History of last 3 years’ turnover: Not applicable

Country of presence: Operations proposed in GIFT City-IFSC in India.

This is for your information and appropriate dissemination

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary